SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - Eletrobras

Open Capital Company CNPJ N’ 00001 18010001-26

Notice to Shareholders

Payment of the balance of the Special Dividend Reserve – 4 nd Installment

We inform our shareholders that the payment of the fourth installment of the balance of special dividends reserve will be made on June 28th, 2013 to shareholders registered as of January 29, 2010 in accordance with applicable legislation and our by-laws.  The amounts of these payments will be adjusted by reference to the Selic rate.

In R$ per Share

Shares	Dividend	Monetary Adjustment up to 12/31/2004	Monetary Adjustment as of 01/01/2005	Total
Ordinária	0,2450287293194	1,245119031	2,393722218	3,883869978
Preferencial “A”	0,0000000000510	1,893573237	3,044723995	4,938297233
Preferencial “B”	0,0000000000008	0,023908694	0,038443389	0,062352083

Payment Conditions:

In accordance with applicable legislation, income tax relating to the amounts of the Monetary Adjustment will be withheld at the rates of 20% for the period up to December 31st, 2004 and 15% for the period following January 1st, 2005.

The withholding of income tax described above will not be applied to those shareholders who have provided notice to Eletrobras of their status as not subject to and/or exempt from withholding tax by forwarding a copy of the “Termo de Declaração de Compromisso,” whose models are available through the electronic address www.eletrobras.com.br/elb/ri, and this should be signed by the legal representative(s), and duly notarized. The Term of Possession and/or Minutes of AGM / EGM should accompany the requested document to prove legal representation.

Payment Instructions:

Payment will be made by Banco Bradesco S.A., the depository bank for Eletrobras shares, by credit to the bank accounts of registered shareholders.

For shareholders whose registration does not include their bank, branch and current account details, dividends will only be credited on the third day after the date of the updated registration in the electronic files of Banco Bradesco S.A.

For shareholders who are users of custody trust arrangements, dividends will be credited in accordance with procedures adopted by the applicable stock exchange.

Holders of bearer shares must go to any branch of Banco Bradesco S.A. with their CPF (local Social Security document), ID card, proof of residence and the bearer shares themselves in order to convert these shares into book form for subsequent payment of the dividends due. At such time, these holders may pass on their bank account information.

With respect to holders of our American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE, payment will be made through JPMorgan Chase Bank, N.A., the depositary bank for the Eletrobrás ADR programs. The payment date and additional information may be obtained at www.adr.com.

Places of Service:

Further information may be obtained through the Bradesco Shareholder Service Center by calling (55 11) 3684-9495, or at any Banco Bradesco S.A. branch.

Final Comments:

Any dividend not claimed within 3 (three) years of the initial date of payment (June 28, 2013), will revert back to Eletrobras in accordance with Item a, Clause II of Article 287 of Law 6404/76.

We remind our shareholders of the importance of updating your registration data, since the payment of shareholders’ remuneration may only be made to shareholders whose data is updated or who have a current account at any bank registered with Banco Bradesco S.A. To update your registration, please go to any branch of Banco Bradesco S.A. with your personal documents, as discussed above.

For further information, please feel free to contact our Management of Shareholders Rights area, using the contact information set forth:

dfs@eletrobras.com or

Avenue Presidente Vargas, 409 – 9th floor – Rio de Janeiro, RJ – Phones: (55 21) 2514-6326 or (55 21) 2514-6206.

Brasília, June 26, 2013.

Armando Casado de Araújo

CFO and Investor Relations Officer

www.eletrobras.com

For more information: Centrais Elétricas Brasileiras S.A. – Eletrobras

Investor Relations: invest@eletrobras.com / Shareholders: dfsa@eletrobras.com

Avenue Presidente Vargas, 409 – 9th floor – Rio de Janeiro RJ – Tel. (55 21) 2514-6331 / 6333

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.